NOTICE DECLARING INTENTION TO BE QUALIFIED

UNDER NATIONAL INSTRUMENT 44-101

SHORT FORM PROSPECTUS DISTRIBUTIONS ("NI 44-101")

March 24, 2006

TO:

Alberta Securities Commission

Canetic Resources Trust (the "Issuer") intends to be qualified to file a short form prospectus under NI 44-101. The Issuer acknowledges that it must satisfy all applicable qualification criteria prior to filing a preliminary short form prospectus. This notice does not evidence the Issuer's intent to file a short form prospectus, to enter into any particular financing or transaction or to become a reporting issuer in any jurisdiction. This notice will remain in effect until withdrawn by the Issuer.

CANETIC RESOURCES TRUST, by its

administrator, Canetic Resources Inc.

Per:

(signed) "Brian D. Evans"

Brian D. Evans

Vice President, General Counsel & Secretary